October 26, 2006

Ms. Melissa Hauber
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Highland Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 0-50129

Dear Ms. Hauber:

Confirming the telephone conversation between yourself and Ralph O’Hara, Vice President and Global Controller, yesterday afternoon, we have requested and you have granted an additional ten business days to respond to your letter to us of October 24, 2006. This extension has been granted in view of other time demands related to our quarterly closing process and Form 10-Q deadline as well as the need to prepare a response and review same with our management and audit committee. We would expect to file our reply on or before November 21, 2006 in accordance with this extension.

We appreciate your consideration on this matter.

Yours very truly,

/s/ Mary Jane Raymond

Mary Jane Raymond
Executive Vice President & CFO